September 23, 2010

VIA EDGAR TRANSMISSION

Ms. Mary Cole
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re:	Jensen Portfolio, Inc. (the “Fund”) Securities Act Registration No: 033-47508 Investment Fund Act Registration No: 811-06653

Dear Ms. Cole:

This correspondence is being filed in response to your oral comments and suggestions of August 2, 2010, to the Fund’s Post-Effective Amendment (“PEA”) No. 26 to its registration statement.  PEA 26 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended on Form N-1A on July 29, 2010, for the purpose of conforming the Fund’s Prospectus, to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

For your convenience in reviewing the Fund’s responses, your comments and suggestions are included in bold typeface immediately followed by the Fund’s responses.

In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Fund’s responses to your comments are as follows:

PROSPECTUS

Prospectus – Summary Section – Principal Investment Strategies

1.
Staff Comment: Please include a discussion of the Fund’s investments in large cap companies in the disclosure of the Fund’s Principal Investment Strategies, including a statement of what the Fund considers to qualify as a large cap company.

Response: The Fund responds by adding the following disclosure to the disclosure under the sub-paragraph entitled “Large Cap Company Risk”: “The Adviser considers companies with market capitalizations in excess of $10 billion to be large cap companies.”

Prospectus – Summary Section - Management

2.
Staff Comment: Please replace the “Years of Service with the Adviser” column in the table showing the Fund’s portfolio managers with a column showing years of service as a portfolio manager of the Fund.

Response: The Fund responds by revising the table under the sub-heading “Portfolio Managers” to appear as follows:

Portfolio Manager	Years of Service with the Fund	Primary Title
Robert F. Zagunis	Since 1993	Vice President and Principal
Robert G. Millen	Since 2000	Vice President, Principal and Chairman
Eric H. Schoenstein	Since 2004	Vice President and Principal
Robert D. McIver	Since 2005	President and Principal
Kurt M. Havnaer	Since 2007	Business Analyst

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I trust that the above response and revision adequately addresses your comments.  If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ Brian S. Ferrie

Brian S. Ferrie
Treasurer and Chief Compliance Officer
Jensen Portfolio